EXHIBIT 23.01

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-4 of Bank of Marin Bancorp (the “Company”) of our report dated March 15, 2021, relating to the Company’s consolidated financial statements (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in the method of accounting for credit losses) and the effectiveness of internal control over financial reporting of the Company appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2020, filed with the Securities and Exchange Commission, and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP
Los Angeles, California
June 11, 2021